UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THE CAVALIER GROUP
(Exact name of registrant as specified in its corporate charter)

333-127016
(Commission File Number)

Wyoming
(State or other jurisdiction of incorporation)

98-0463119
(IRS Employer Identification No.)

5728 – 125 A Street
Surrey, British Columbia, Canada
V3X 3G8
(Address of principal executive offices)

604-597-0028
(Issuer's telephone number, including area code)

THE CAVALIER GROUP

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms "we", "us" and "our" refer to The Cavalier Group, a Nevada corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being delivered on or about February 5, 2008 to the holders of record of our common shares as of February 1, 2008. On January 20, 2008, we entered into a share exchange agreement with United Premier Medical Group, a Cayman corporation, and the shareholders of United Premier Medical Group. Pursuant to the terms of the share exchange agreement, we have agreed to acquire all of the issued and outstanding shares of United Premier Medical Group’s common stock in exchange for the issuance by our company of 42,658,000 shares of our common stock to the shareholders of United Premier Medical Group.

The share exchange agreement contemplates that, immediately upon the closing of the share exchange agreement, new directors would be appointed to our board of directors which, when appointed, will constitute a majority of the members of our board of directors. These new directors are to be Wong Yuen Yee, Wong Yao Wing, Andrew B. Kramer and Lau Kin Chung and will be appointed on the later of the closing of the share exchange agreement or ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE

Business of United Premier Medical Group

United Premier Medical Group is principally engaged in the business of infrastructure investment in boutique units in hospitals or medical centres of its business partners and providing hospital management and medical consultation services through co-operation with hospitals and medical institutions in the Peoples Republic of China and Macau on one hand and strategic alliances with medical institutions in the United States and experienced healthcare experts and medical consultants on the other hand.

Share Exchange Agreement

Pursuant to the share exchange agreement, our company has agreed to acquire all of the issued and outstanding shares of United Premier Medical Group held by its shareholders as of the closing date. Upon completion of the share exchange agreement, we will issue approximately 42,658,000 common shares of our company to the shareholders of United Premier Medical Group, which will equal approximately 85% of our issued and outstanding common shares as of the closing date of the share exchange agreement.

The common shares of our company to be issued to the shareholders of United Premier Medical Group upon the closing of the share exchange agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and were issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and an exemption from the registration and prospectus requirements of the Securities Act (Alberta).

Conditions Precedent to the Closing of the Share Exchange Agreement

As set out in the share exchange agreement, the closing of the share exchange agreement was subject to the satisfaction of certain conditions precedent, including, among others, the following:

1.

The representations and warranties of United Premier Medical Group, its shareholders and our company set forth in the share exchange agreement remain true, correct and complete in all respects as of the closing;

2.

All of the covenants and obligations that the respective parties are required to perform or to comply with pursuant to the share exchange agreement at or prior to the closing must have been performed and complied with in all material respects;

3.	United Premier Medical Group and our company having received duly executed copies of all third party consents and approvals contemplated by the share exchange agreement, if any;

4.	United Premier Medical Group and our company having been reasonably satisfied with their due diligence investigations of the other party that is reasonable and customary in a similar transaction;

5.

United Premier Medical Group will have delivered to our company audited financial statements prepared in accordance with United States GAAP and audited by an independent auditor registered with the Public Company Accounting Oversight Board in the United States; and

6.	our company will adopt resolutions appointing nominees of United Premier Medical Group to the board of directors of our company.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On February 1, 2008, there were 7,490,000 common shares of our company issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the share exchange agreement (“Pre-Closing”) as of February 1, 2008 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then current directors and named executive officers, and (iii) our then current officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Gerald W. Williams 5728 – 125A Street, Surrey, BC V3X 3G8 Canada	4,000,000	53.4%
Roy D. West 5728 – 125A Street, Surrey, BC V3X 3G8 Canada	Nil	0%
All Officers, Directors and persons owning more than 5% as a group	4,000,000	53.4%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 1, 2008. As of February 1, 2008, there were 7,490,000 common shares issued and outstanding.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the share exchange agreement and after compliance with applicable corporate and securities laws (“Post-Closing”) by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our Post-Closing directors; and (iii) our Post-Closing proposed directors as a group, based upon approximately 50,148,000 common shares issued and outstanding at closing.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Post-Closing Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Wong Yuen Yee	1,786,662	3.56%
Wong Yao Wing	1,784,985	3.56%
Andrew B. Kramer	262,000	0.52%
Lau Kin Chung	0	0.00%
All Officers, Directors and persons owning more than 5% as a Group (4 persons)	3,833,647	7.64%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

Change in Majority of Directors

There will be a change in the majority of our directors pursuant to the share exchange agreement. After compliance with applicable corporate and securities laws, our board of directors will be comprised of Thomas Sloop and Nicholas Devito.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share exchange agreement, our current board of directors will appoint Wong Yuen Yee, Wong Yao Wing, Andrew B. Kramer and Lau Kin Chung as directors of our company upon closing. Wong Yuen Yee, Wong Yao Wing, Andrew B. Kramer and Lau Kin Chung, however, will not take office as directors until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

Proposed Directors

The following table sets forth information regarding our proposed directors, to take office as directors upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Wong Yuen Yee	Director	45
Wong Yao Wing	Director	50
Andrew B. Kramer	Director	45
Lau Kin Chung	Director	51

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of each proposed director who will take office upon the Company’s compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14f-1 thereunder, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Wong Yuen Yee, Proposed Director

Ms. Y. Y. Wong has over fifteen years of practical business experience in the PRC. She is responsible for the overall strategic planning and development of UPMG. In addition to the position held at UPMG, Ms. Wong is also the Chairman of Inno-Tech Holdings Ltd. - a listed company on the Stock Exchange of Hong Kong primarily focusing on sales and marketing of innovative smart home products in the PRC and now planning to further expand its IT applications to the healthcare sector of the country. Ms Wong is also the Executive Director of various listed companies, responsible for strategic planning and business development in Hong Kong and the PRC. Ms. Wong graduated from the University of Hong Kong with a Bachelor of Social Science degree and a Masters degree in Business Administration. She is enthusiastic about the welfare of China’s women and children. Ms. Wong is the Director of the Shanghai Soong Ching Ling Foundation. The fund is dedicated to developing the welfare of Chinese women and children.

Wong Yao Wing, Proposed Director

Mr. Robert Wong is a typical entrepreneur who founded his first IT business in Hong Kong 15 years ago. His IT business was proven a great success and was soon acquired by Legend Holdings Limited. Subsequently, Mr. Wong joined HealthAnswers Inc. - a U.S. based comprehensive and integrated health communications company providing health information and service to patients through the continuum of healthcare, and set up the Asia Division of HealthAnswers. Mr. Wong’s tenure at HealthAnswers granted him good exposure of the healthcare industry in the region. After then, Mr. Wong founded Inno-tech Holdings Ltd. (8202.HK), which was successfully listed in the Hong Kong GEM market in 2002. Mr. Wong is now the Deputy Chairman of the company. Mr. Wong graduated from the University of Hong Kong with a Bachelor of Science Honor degree, a Certification of Education and a Masters degree in Business Administration. Mr. Wong received the Chief Executive’s Commendation for Community Service in July 2005.

Andrew B. Kramer, Proposed Director

Mr. Andrew Kramer is a Registered Investment Advisor. He is President and Portfolio Manager at Kramer Capital Management an investment firm managing over 100 million dollars. Mr. Kramer has been an investment professional for over twenty years the last 15 he has been associated with Third Avenue Management, the value investment firm founded by the legendary value investor Martin J. Whitman. In addition to Kramer’s duties at Kramer Capital he chairs The Board of Trustees of a 12 million dollar annual budget non profit organization and is a board member of various private companies. He was a graduate of Colgat University 1984 with a double major in English and History.

Lau Kin Chung, Proposed Director

Mr. Lau has been the Chief Executive Officer and a director of Biopack Environmental Solutions Inc. since April 2007. During the period of November 2004 to June 2006, Mr. Lau served as a director for Good Value International Limited. From November 2002 to October 2004, he served as an executive director of GIN International Limited, a Hong Kong based company specializing in SMS text messaging services. While with GIN International Limited, Mr. Lau was responsible for the general administration and accounting matters. Mr. Lau has over 27 years of “hands on” experience in various facets of financial including debt and equity financing and commercial activities in Hong Kong and People’s Republic of China. Having 14 years of practical experience in “big ticket” lending and the expertise in project financing, Mr. Lau had also played a dominant role in various successful IPOs and fund raising activities of a number of small-to-medium size listed companies in Hong Kong. Mr. Lau was awarded a bachelor degree in Business Administration majoring in Business Economics & Quantitative Methods at University of Hawaii at Manoa in August 1981.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

BOARD AND COMMITTEE MEETINGS

The board of directors of our company held no formal meetings during the most recently completed fiscal year. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

The Company

During our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than reported in our annual report on Form 10-KSB filed on August 28, 2007, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Our board of directors has determined that we do not have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

Particulars of compensation paid to:

1.	our principal executive officer;

2.

each of our two most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

3.

up to two additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year.

who we will collectively refer to as the “named executive officers,” for the most recently completed financial year and after the closing of the share exchange transaction, are set out in the following compensation tables:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gerald W. Williams President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Current Director	2007	$0	$0	$0	$0	$0	$0	$0	$0

Outstanding Equity Awards at Fiscal Year-End

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers are set out in the following table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Gerald W. Williams, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of common stock as awarded by our board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President

Dated: February 05, 2008